SHELTON M. VAUGHAN
DIRECT DIAL: 713.402.3906
PERSONAL FAX: 713.583.9179
E-MAIL: SMVaughan@duanemorris.com
www.duanemorris.com
May 6, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
FIRM and AFFILIATE OFFICES
NEW YORK
LONDON
SINGAPORE
LOS ANGELES
CHICAGO
HOUSTON
HANOI
PHILADELPHIA
SAN DIEGO
SAN FRANCISCO
BALTIMORE
BOSTON
WASHINGTON, DC
LAS VEGAS
ATLANTA
MIAMI
PITTSBURGH
NEWARK
BOCA RATON
WILMINGTON
PRINCETON
LAKE TAHOE
HO CHI MINH CITY

Attn: Mr. Douglas Brown
Re: Diamond Offshore Drilling, Inc.
Dear Mr. Brown:
     Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated April 30, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on February 23, 2010, and Form 10-Q for the fiscal quarter ended March 31, 2010, filed on April 27, 2010 (File No. 001-13926). On behalf of the Company, this letter will confirm that the Company anticipates responding to the Comment Letter on or about May 21, 2010, with the Staff’s concurrence, as you and I discussed by telephone.

Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan

cc:	William C. Long, Esq.

Senior Vice President, General Counsel and Secretary Diamond Offshore Drilling, Inc.

Duane Morris llp

3200 SOUTHWEST FREEWAY, SUITE 3150 HOUSTON, TX 77027-7534	PHONE: 713.402.3900 FAX: 713.402.3901